DSM Press Release

820-3120

RECEIVED
2007 DEC 27 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM [redacted]
P.O[redacted]rlands
Tel 5740680
Inte
E-m

07028805

DSM

SUPPL

98E

Heerlen (NL), 14 December 2007

DSM - Repurchase of shares and completion of Phase I (week 50)

Royal DSM N.V. has repurchased 522,792 of its own shares in the period from 6 December 2007 up to and including 12 December 2007 at an average price of EUR 34.52. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 18.0 million.

The total number of shares repurchased under the first phase of this program is 6,855,000 shares for a total consideration of EUR 250.0 million. As was announced in the press release of 1 October 2007 this concludes the first phase of the share buy-back program. During the remainder of 2007 no further shares will be bought back under this program.

The remainder of the program will be executed in 2008, assuming new approval of the Annual Meeting of Shareholders in March 2008 to buy back shares. The total program will be EUR 750 million. In due course DSM will inform the market, when share repurchases in the framework of this program are resumed. In addition DSM may halt the buy-back at any time, if a major acquisition needs financing.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

PROCESSED
JAN 02 2008
THOMSON FINANCIAL

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

dlw 1/28